Legal Services 37th Floor, 150 - 6th Avenue S.W. Calgary, Alberta T2P 3E3 Direct line: (403) 296-7778 Direct fax: (403) 296-4910 e-mail: hhooker@petro-canada.ca

August 22, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549 - 7010

Attention:     Mark A. Wojciechowski,
Division of Corporation Finance

Dear Sir:

Re:    Petro-Canada
Form 40-F for the Fiscal Year Ended December 31, 2005
Filed March 23, 2006
Your file number 001-13922

This is to confirm receipt of the letter of August 14, 2006 from Mr. Karl Hiller, Branch Chief, to Harry Roberts, Executive Vice President and Chief Financial Officer, Petro-Canada. As we discussed in our telephone conversation of August 17, 2006, Mr. Roberts is out of the office until August 30, 2006. Also, we expect that it may take some time to collect the Oilsands reserves information mentioned in the SEC letter of August 17. Consequently, we have requested and you have agreed that Petro-Canada will formally respond to the SEC letter of August 14 on or before September 15, 2006.

Thank you for your consideration.

Yours truly,

PETRO-CANADA

/s/ Hugh L. Hooker
Hugh L. Hooker
Chief Compliance Officer, Corporate Secretary,
Associate General Counsel

cc: E.F.H. Roberts, Petro-Canada